ARGENTEX MINING CORPORATION
835-1100 Melville Street
Vancouver, BC, Canada V6E 4A6
Tel: (604) 568-2496

October 17, 2012

BY EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Dear Sirs:

Re:	Argentex Mining Corporation
Post-Effective Amendment No.1 to Registration Statement on Form S-8
Filed October 11, 2012
Registration No. 333-171980

Argentex Mining Corporation (“Argentex”) hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw the Post-Effective Amendment No. 1 to Registration Statement on Form S-8 filed by Argentex with the Securities and Exchange Commission on October 11, 2012 (the “Registration Statement”). The Registration Statement is being withdrawn because the Registration Statement was filed under the wrong designation. It should have been designated as “S-8 POS”.

If you have any questions or comments relating to this request for withdrawal, please contact Ethan Minsky, counsel for Argentex at (604) 687-5700.

Yours truly,

ARGENTEX MINING CORPORATION

Per: /s/ Jeffrey Finkelstein

Jeffrey Finkelstein
Chief Financial Officer